Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

July 3, 2017

VIA EDGAR

Mr. Craig D. Wilson, Sr. Asst. Chief Accountant

Mr. David Edgar, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-36397

Dear Mr. Wilson and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 19, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2016 Form 20-F.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Revenues, page 86

1.                                      You state in response to prior comment 1 you stated that “if the industry forms a consensus on how to allocate revenues among presentation formats and other market players have started disclosing the same information, the Company will consider disclosing such information.” Considering that you have already quantified revenues from video advertising in an earnings call, to the extent this new revenue stream represents a material driver of your revenue growth similar disclosure should be provided in Form 20-F. Refer to Item 5.A.1 of Form 20-F. Please advise.

The Company respectfully advises the Staff that the Company launched video ads on a trial basis in the second quarter of 2016 and for the most part of 2016, the product was under beta testing. To the Company’s best estimation, the video advertising revenue in 2016 was not material in total. The Company further advises the Staff that it will disclose the video advertising revenue in its future Form 20-F filings to the extent this new revenue stream represents a material driver of the Company’s revenue growth.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page F-32

2.                                      In response to prior comment 2 you provided proposed disclosure which indicates, in part, that “in 2016, $38.9 million of the net operating loss carryforwards expired.” However, in Form 20-F for the fiscal year ended December 31, 2015, you disclosed that “as of December 31, 2015, the net operating loss carry forwards will expire, if unused, in the year ending December 31, 2019 through December 31, 2020.” Please reconcile these disclosures for us and clarify the range that you will disclose in future filings. In this regard, tell us if there are additional net operating loss carry forwards remaining from the carve-out from SINA that will expire prior to December 31, 2020 and if so, expand the date range accordingly.

The Company respectfully advises the Staff that it will revise the disclosure in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined) with necessary updates:

“Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2015 and 2016 was $44.7 million and $40.7 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges, as well as the expiration of net operating loss carry forward. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2015 and 2016, the Group had net operating loss carryforwards totaling $160.5 million and $129.3 million, respectively, for which full valuation allowance was provided. The net operating loss carryforwards as of December 31, 2016 consisted of net operating loss carryforwards in the amount of $114.2 million resulting from the Company’s carve-out from SINA and cumulative loss of the Company’s entities in the amount of $15.1 million. In 2016, $38.9 million of the net operating loss carryforwards expired and none was utilized. Net operating loss carry forwards as of December 31, 2015 will expire, if unused, in the years ending December 31, 2016 through December 31, 2020. Net operating loss carry forwards as of December 31, 2016 will expire, if unused, in the years ending December 31, 2017 through December 31, 2021. The net operating loss of the carve-out from SINA will expire, if unused, in the years ending December 31, 2017 through December 31, 2018.”

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If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863, or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP at +86 10 6533 2992.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:	Charles Chao, Chairman of the Board, Weibo Corporation
Gaofei Wang, Chief Executive Officer, Weibo Corporation
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Sandy Xu, PricewaterhouseCoopers Zhong Tian LLP